Exhibit 10.8

                             CONSULTING AGREEMENT

                                    Between

                               GREENSTART, INC.

                                      and

                                MATTHEW SCHULTZ

      This Agreement is made this 1st day of November, 2007 by and between GREENSTART, INC., a Nevada corporation ("GREENSTART"), and MATTHEW SCHULTZ ("CONSULTANT").

      WHEREAS, GREENSTART is engaged in the business of alternative energy resources; and

     WHEREAS, GREENSTART desires to retain the services of the CONSULTANT for the process of GREENSTART's common stock being accepted for trading on the Over the Counter Bulletin Board, NASDAQ (small cap, American Stock Exchange or other recognized stock exchange).

     NOW THEREFORE, IT IS AGREED AS FOLLOWS:

     SECTION 1.  COMPENSATION.

     COMPENSATION. GREENSTART will pay to CONSULTANT a consulting fee in the amount of Two Thousand Dollars ($2,000) per month until cancelled in writing by the Company.

     CONSULTANT shall be entitled to a lump sum supplement, consisting of options to purchase 500,000 shares of GREENSTART common stock at a strike price of $0.50 per share at the time GREENSTART'S common stock is accepted for trading on the Over the Counter Bulletin Board, NASDAQ (small cap), American Stock Exchange or other recognized stock exchange. These options will expire on October 30, 2012.

     This agreement shall be interpreted and construed in accordance with the laws of the State of Nevada, without application of any principles of choices of laws.


GREENSTART, INC.                    	S. MATTHEW SCHULTZ

/s/ Jason F. Griffith               	/s/ S. Matthew Schultz
---------------------			----------------------
Jason F. Griffith, CPA         		S. Matthew Schultz
CEO/CFO                             	Consultant